Exhibit 21.1

Subsidiaries of NeoStem, Inc.

Entity	Percentage of Ownership	Location
NeoStem Therapies, Inc.	100%	United States of America
Stem Cell Technologies, Inc.	100%	United States of America
Amorcyte, LLC	100%	United States of America
CBH Acquisition LLC	100%	United States of America
China Biopharmaceuticals Holdings, Inc. (CBH)*	100% owned by CBH Acquisition LLC	United States of America
Progenitor Cell Therapy, LLC (PCT)	100%	United States of America
NeoStem Family Storage, LLC	100% owned by PCT	United States of America
Athelos Corporation	80.1% owned by PCT	United States of America
PCT Allendale, LLC	100% owned by PCT	United States of America

* The 51% interest in Erye formerly held by our subsidiary CBH was sold on November 13, 2012.